U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             FORM 10-SB GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934
                       CERTIFIED ENVIRONMENTAL GROUP, INC.
                  ---------------------------------------------
                 (Name of small business issuer in its charter)


DELAWARE                                11-3286550
(State or Other Jurisdiction of         (I.R.S. Employer Incorporation
 Organization)                          Identification No.)


                          509 Route 168, P.O. Box 8828
                         Turnersville, New Jersey 08012
              (Address of Principal Executive Offices) (Zip code)

                                 (609) 401-0300
                           (Issuers Telephone Number)


          Securities to be registered under Section 12(b) of the Act:

Title of Each Class           Name of Each Exchange on Which to be so Registered Each Class is to be Registered

Common Stock                  OTCBB


     Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
                                 Title of Class

                                Preferred Stock
                                 Title of Class

                               TABLE OF CONTENTS


PART I

Item 1     Description of Business.

Item 2     Management's Discussion and Analysis of Financial Condition
                 and Results of Operations.

Item 3     Description of Property.

Item 4     Security Ownership of Certain Beneficial Owners and
                 Management.

Item 5     Directors, Executive Officers, Promoters and Control
             Persons.

Item 6     Executive Compensation.

Item 7     Certain Relationships and Related Transactions.

Item 8     Description of Securities.

                                     PART II

Item 1     Market Price of and Dividends on the Registrant's Common
             Equity and Other Shareholder Matters.

Item 2     Legal Proceedings.

Item 3     Changes In and Disagreements With Accountants.

Item 4     Recent Sales of Unregistered Securities.

Item 5     Indemnification of Directors and Officers.



                                    PART F/S

Financial Statements.


                                    PART III

Item 1     Index to Exhibits.

Item 2     Description of Exhibits.

                                     Part I

Item 1.  Description of Business.

General

     Certified Environmental Group, Inc. (the "Company") provides a diversified range of environmental services to residential, commercial and government clients primarily located in the northeastern region of the United States. The Company specializes in four segments of the environmental services industry:

         i. lead-based paint management services, which include consulting, inspection, detection, sampling, testing, risk assessment, in-plant management, project monitoring, abatement, training, and turn-key operations; air quality services; environmental site assessments to residential, commercial and industrial real properties and asbestos abatement services on a limited basis for existing clients, or as part of larger environmental projects.

     The Company's licensed professional engineers, industrial hygienists and certified technicians provide investigation, assessment and remediation for all relevant hazardous substances in air, water and soil. Since October 1995, the Company has focused its future growth on the identification of environmental hazards resulting from, and the remediation of, lead-based paint. This segment of the environmental industry has grown in importance with the enactment of federal and state laws during the early 1990's which require the identification and, in some cases, the remediation of lead based paint in public, residential and commercial real estate. Company market studies indicate that the environmental aspects of the lead-based paint industry could exceed $300 to $600 billion during the next twenty five years.

     The Company provides its services through its staff of key supervisory personnel, (See "Directors, Executive Officers, Promoters and Control Persons") who are fully licensed, experienced and who specialize in the detection of hazardous, toxic and cancer-causing substances. The Company contracts with professional licensed entities to undertake remediation, removal, transportation and disposal of hazardous materials. Other than subcontracting for hazardous material remediation, collection and disposal, the Company utilizes independent, accredited subcontractors for laboratory testing analysis. All of the Company's projects require hazardous substance abatement or professional liability insurance.

Company Background

     The Company was organized under the laws of the State of Delaware on November 24, 1992. From its organization until October 2, 1995, the Company was a development company engaged in activities solely related to the lead-based paint industry ("LBP"). On October 2, 1995, the Company acquired all of the outstanding shares of the common stock of U.S. Lead Training Institute, Inc. (the "Institute") in consideration of the payment of $25,000 and the issuance of 450,000 shares of Common Stock. Further, all of the former officers and directors of the Institute resigned and were replaced by officers and directors of the Company. The Institute was organized under the laws of the State of New York on September 22, 1992.

     On September 9, 1996, the Company acquired all of the outstanding shares of the common stock of U.S. Lead Control, Inc. ("Lead Control") in consideration of the issuance of 25,000 shares of Common Stock. In connection with this transaction, Certified Environmental Group, Inc. (a predecessor to the Company) merged with and into Lead Control, with Lead Control being the surviving entity. Simultaneously with the merger, Lead Control changed its name to Certified Environmental Group, Inc. Lead Control was incorporated under the laws of the State of Delaware on November 24, 1992.

     Since the acquisition of the Institute on October 2, 1995, the Company's primary business focus has been to provide lead-based paint professional consulting, abatement and training services for its residential, commercial and governmental clients located primarily in the northeastern region of the United States. To a lesser extent, the Company also responds to opportunities in other related environmental areas, such as professional asbestos consulting, indoor air quality and environmental site assessment services. However, recent events have caused the Company to re-evaluate its strategic business plan to take the necessary steps to position the Company for its future growth in the projected $300 billion lead-based paint industry and at September 30, 1996, over 80% of the Company's business is in the lead-based paint management industry. In connection with the refocus of its business, the Company has elected to phase-out its asbestos detection and remediation operations and performs such asbestos related services only for existing clientele and clients requiring asbestos as well as other environmental remediation. The Company now specializes in three major growth segments of the environmental services industry:

     lead-based paint management services, which includes consulting, inspection, detection, sampling, testing, risk assessment, in-plant management, project monitoring, abatement and training, turn-key operations and, to a lesser extent, air quality services, and environmental site assessments, for residential, commercial and industrial real properties.

     In consolidating operations, the Company has reduced overall operating costs by combining existing administrative, financial, information systems and human resource functions. Also, the Company has augmented its traditionally strong relationships with its private and public sector asbestos clients and is now securing lead-based paint projects from the same companies, consistent with its new business strategy. Many of the Company's former asbestos clients that own or operate buildings and facilities now face potential lead hazard problems. The Company can therefore market a portion of this segment of the business through its existing customer base.

Lead Remediation Environmental Services

     Tap water, lead-based paint ("LBP"), lead dust and lead in soil are the primary sources of lead poisoning: a malady with symptoms that range from headaches and mood swings to retardation, miscarriage, and heart and kidney damage. The hazards of lead poisoning are often unrecognized and despite much media attention, public concern and government action over the last twenty-five years, lead poisoning still affects millions of Americans today.

     Lead is found in such common materials as ceramic glaze, paint, plumbing, and tin can solder. Lead plumbing and paint represent the greatest threat, as they are present in a majority of buildings constructed prior to 1960, and are likely to contaminate their environments as they decay. Although contamination resulting from lead-based paint exposure is relatively easy to detect and mitigate, lead in drinking water presents a much more complicated problem, as the source of contamination may be in the groundwater.

     The Company's certified industrial hygienists and technicians follow Environmental Protection Agency ("EPA") Housing and Urban Development ("HUD") recommended procedures when conducting lead surveys. All samples are analyzed by an independent third party EPA certified laboratory. The Company's remediation plans are specifically written for each building or facility and match the appropriate solution to a particular problem. The Company provides advice on public notification and media relations, liability, regulatory compliance and cost effective remediation. The Company utilizes the latest state-of-the-art technology in testing for lead, including XRF Spectrum Analyzer devices for component testing of lead in paint, dust, soil, and water, as well as high tech laboratory analysis. All of the Company's technicians have EPA/HUD licenses/certifications, as lead inspectors/risk assessors. The Company maintains close contact with clients to ensure they fully understand the extent of any lead contamination as well as the best options available to resolve the problem.

     Lead-Based Paint Turn-Key Operations

     The Company provides complete, turn-key operations, including certified lead surveys, detection, sampling, laboratory testing and analysis, assessment, compliance, training, remediation (removal) and/or hazard reduction and construction services.

     The Company utilizes the latest state-of-the art lead-based paint XRF spectrum analyzers for component lead-based paint testing. All of the Company's field technicians have experience with radiation safety instrument operation and are trained and certified LBP inspectors, risk assessors, abatement workers and supervisors.

     The Company provides full LBP turn-key services to government, residential, commercial and industrial facilities, office buildings, manufacturing, schools, health and day care centers, multi-family small and large apartment buildings (including co-ops and condominiums), and private residences.

     Lead-Based Paint Services

     Lead surveys (in compliance with EPA, HUD, OSHA, CDC and NIOSH regulations) are conducted by the Company's highly trained, experienced LBP experts who utilize the most current techniques to provide clients with accurate lead surveys, site evaluations and hazard assessments. Additionally, the Company assists in evaluating client/facility's health and safety requirements and in meeting the challenges of compliance with new legislation (regulations). The Company's services also include identification of regulatory violations, required health and safety documentation, health and safety monitoring and maintenance programs.

     Lead Testing (Laboratory 24 Hours/7 Days a Week)

     The Company provides complete onsite sampling of lead chips, lead in dust, soil, air and water. The Company utilizes independent third-party certified test laboratories for sample analysis and evaluation, including final abatement clearance testing. Certified industrial hygienists, technicians and testing specialists utilize state-of-the-art laboratory equipment to analyze samples and report results 24 hours a day/7 days a week.

     Lead Air Monitoring Services (Contractual On-Going Safety Monitoring)

     The Company is committed to providing high quality, ethical and responsive service in all aspects of its operations including providing OSHA (personal) air monitoring services during LBP abatement. The Company also provides area (environmental) air monitoring, if requested by the client.

     Lead Remediation -Hazardous Contamination Clean-Up

     Lead remediation is an economic as well as a compliance and safety issue. Since the Company offers all abatement techniques, the Company's experts can best advise the clients on which methods offer the most cost-effective results for the project.

     Lead Restoration (Construction)

     Efficient Post-Abatement Restoration is essential to the timely completion of a lead abatement project and the return of a facility to habitable/operational status. Since the Company provides complete abatement, restoration and construction services, the Company provides integrated solutions that are scheduled to meet the clients specific requirements at cost and on time.

     Lead Safety/Compliance Certification, Education and Communication Services

     The Company through its wholly owned subsidiary, U.S. Lead Training Institute, Inc., provides LBP training, seminars and information dissemination which are critical elements in an effective lead safety/compliance program. The Company's training specialists also create training, information and communications programs to fulfill employee needs as well as providing lead training to others in the private and public sector.

     U.S. Lead Training Institute, Inc.

     The Company's wholly owned subsidiary, U.S. Lead Training Institute, Inc. (the "Institute"), provides certified training for various environmental areas of concern, particularly lead in paint, dust, water, air, and soil. The Institute was originally founded as a sole proprietorship and was incorporated on November 24, 1992, upon the initial introduction of the HUD/EPA model LBP training guidelines.

     The Institute's professional environmental management staff has conducted environmental training courses on a limited basis for the public and private sector for over four (4) years. The Institute owns certain training educational materials, instructors' manual(s), student handouts, visual aids, video tapes, color slides, overviews and documentation for classroom and on-hands training in lead-based paint, inspection, detection, testing, assessment and abatement. These materials were developed with outside independent environmental consultants and lead-based paint experts, utilizing the lead based paint Interim guidelines for hazard identification and abatement in public and Indian housing prepared in September 1990 by the Office of Public and Indian Housing, U.S. Department of Housing and Urban Development, Washington, D.C. The Institute's lead training courses are not meant to replace the guidelines but rather to be used in conjunction with HUD and EPA guidelines as a text book.

     The Institute offers a number of regulatory driven lead-based paint training courses which, upon successful completion, can result in certification by the EPA/HUD. The Institute's LBP courses meet pertinent Federal EPA, HUD and OSHA training provider certifications and approvals.

     The Institute's training also addresses state regulatory issues, in a more limited context. State legislation and regulations vary widely from state to state. Only nineteen (19) states currently have regulations governing lead paint, training, consulting and abatement procedures. The Institute addresses these state issues in its training as they relate to the State and City of New York, as well as New Jersey, Pennsylvania and Connecticut. The Institute also addresses both the state and city regulations promulgated by the Departments of Public Health, Labor, Environmental Protection Agency, OSHA and general law. The Institute's lead-based paint training courses exceed EPA/HUD guidelines and are based upon the model training program developed by the EPA and the Commonwealth of Massachusetts, which has set a more stringent standard than the federal regulations.

     The Institute's faculty consists of licensed professional engineers, certified industrial hygienists, registered nurses, legal/insurance professionals and occupational health specialists. Other hands-on environmental professionals include abatement handlers, inspectors, and investigators, project designers and planners, air monitoring supervisors, and construction managers and contractors. The Institute's curriculum includes courses such as "Identifying and Abating Lead-Based Paint ("HUD")," "EPA Lead Abatement Training for Supervisors and Contractors," "EPA Lead Inspector Training," "EPA Lead Abatement Worker," and "EPA Lead Risk Assessor Training."

     The Institute also offers on-site day and evening courses (and certification) at client facilities. Lead-based paint training courses are tailored to meet specific company needs. Typically, on-site courses are more convenient, save travel costs and time and alleviate scheduling problems. Courses vary in price on average from $100 to $150 per day, per student.

     To date, although the Institute has only operated on a limited basis due to the lack of legislation, which is to be promulgated under Title X during 1998, the Company intends, over the next three (3) years to open six "Training Centers" throughout New York State, four of which will be in New York city.

     The Institute also offers numerous courses for asbestos, and is presently conducting asbestos seminars in a number of disciplines for various Housing Authorities. The asbestos curriculum includes courses in:

     i. "Asbestos Awareness," which covers overall basics of health effects, sources of asbestos and worker safety;

     ii. "Asbestos in Operations and Maintenance," which covers the same information as the "Awareness" course,in more detail;

     iii. "New Jersey & Pennsylvania Asbestos Worker" Training course, which meets the minimum requirements for both New Jersey & Pennsylvania State Asbestos Worker certifications and covers the health effects of asbestos, sources of asbestos, regulations, personal protection, proper containment, proper asbestos abatement techniques, asbestos in operations and maintenance, clean-up, clearance  sampling and disposal;  and

     iv. "New Jersey & Pennsylvania State Asbestos Supervisor", an advanced course designed for those seeking New Jersey or Pennsylvania Asbestos Supervisor certification. The course covers basic information and includes additional information on supervisory techniques, testing and monitoring for asbestos, record-keeping, insurance and bonding.

     Lead-based Paint Video Productions

     The Company has developed the text to be utilized for a proposed homeowner's, lead-based paint, "How to Do It Yourself," instructional video. The project is currently on hold due to the inability to raise sufficient equity capital on a timely basis, however the Company intends to produce its first video production after the successful completion of this Offering. This video is designed to train and educate property owners on how to inspect, detect and test for LBP and, if test results find hazardous levels of LBP contamination, the correct procedure to engage in LBP procedures involving removal, replacement, enclosure, encapsulation, repair and in-place management. The Company's LBP video will stress health and safety training with regard to the occupants and the environment. Methods for evaluation and reducing LBP hazards, appropriate clean-up standards, abatement strategies and related costs and the effectiveness of lead hazard evaluation and reduction will also be covered.

     The Company is in the planning stage of three other "How to Do It Yourself" instructional LBP video productions and based upon their design aspects, the programs may be extended for the retail or consumer home market.

     Environmental Proficiencies, Capabilities and Management Planning

     A third major component of the Company's business encompasses environmental management. The Company assists its clients in establishing standards for individual environmental remediation, planning and other projects. The Company acts in coordination with its clients as part of its "team" in defining the client's goals giving consideration to factors such as safety, risk, liability, downtime, and other circumstances which may be unique to that client's business and project. The Company supplies the client with thorough written assessments, explaining whatever environmental audit or impact study that is pertinent. In addition, the Company makes the complicated legal and environmental issues comprehensible and practical for its clients.

     Building Inspections and Surveys

     The Company meets with clients to evaluate the owners' goals and needs and provide clients with authorized environmental building inspections and surveys. In such inspections, the Company searches for asbestos, lead and other hazardous materials on the premises, identifying properties of the hazardous material, as well as its specific location. After completing its survey, the Company recommends the safest and most cost-effective procedure to address the problem, whether hazardous substance removal, management or some other solution. All of the Company's inspectors are federal, state and city certified, with extensive experience in evaluating different types of conditions in commercial sites, industrial locations, institutional buildings and residential facilities.

     Air Monitoring and Bulk Sampling

     The Company provides comprehensive hazardous substance testing including asbestos, lead, formaldehyde, PCB'S, VOCS, particulate, radon testing and investigations, as well as other air and bulk sampling. AU air monitoring and bulk sampling is performed by certified inspectors accredited by NYS/ELAP and NIST/ELAP. All phases of the Company's air monitoring are in accordance with the Environmental Protection Agency (EPA), Occupational Safety Health Association
(OSHA), and NIOSH.

     Operational and Maintenance Programs

     The Company creates a clear, comprehensible set of procedures, tailored to its client's particular requirements. The Company's objective is to provide its client with the most effective, cost-efficient asbestos lead and other hazardous material program depending on their needs and desired degree of involvement of the Company's staff. This program serves as detailed documentation of the client's awareness of and solutions to any environmental problems.

     Abatement (Removal, Encapsulation, Enclosure, Replacement, Repair)

     The Company engages in its environmental services, including removal, encapsulation, enclosure, replacement and/or in-place management of lead based paint and other hazardous materials in total compliance with EPA, OSHA, NIOSH and other environmental regulatory governmental agencies. The Company brings the industry's most advanced technology and equipment to every project.

     Phase Zero Residential Environmental Site Assessments

     On March 31, 1996, the Company purchased an exclusive 17 year license to a patented "Phase Zero, System and Protocol" for Residential Environmental Assessments, from the Environmental Realty Guild of America, Inc. ("ERGA"). The exclusive license covers the territories of Nassau and Suffolk Counties, Long Island, New York and grants the Company the right to exclude others from making, using or selling the invention throughout such territory during the license period. The protocol is protected by U.S. patent number 5,419,209, issued on May 30, 1995. ERGA had been issued ten trademarks covering a number of the key terms relating to the protocol.

     The Phase Zero System and Protocol is a system and protocol for the environmental assessment of residential properties. The system includes a standard tool kit and standard equipment to be used by an inspector in inspecting and sampling suspected contaminants on the property. The inspector follows a precise protocol (step-by-step procedure), consisting of specially designed forms to record the inspection, the location of the suspected areas of contaminants, the readings taken of contaminant levels and the time at which the sampling and readings were taken. In addition, a specific checklist and reporting form is used to record the results of the inspection of the exterior of the building for the presence of suspected contaminants.

     The Phase Zero System and Protocol provides an environmental audit of a residential real property that sets certain measurements and visual observations at a standard baseline. If "sample" test results of suspect contaminants indicate a "reading" or measurement at or below the baseline (negative), the property investigated would be considered environmentally in compliance. If test measurements exceed the standard baseline or are marginal and inconclusive, additional air or bulk samples may be collected and analyzed; if the results once again exceed the established baseline (positive), remediation or abatement is recommended to eliminate or control the release of hazardous, toxic and cancer causing substances.

     The Phase Zero Protocol is, in management's estimation, an affordable, cost effective method for the inspection, detection, sampling, collecting, testing, evaluation and assessment of residential real property which is suspected of containing interior and/or exterior contaminates and tests for all relevant indoor known hazardous, toxic and cancer causing substances including asbestos, radon, formaldehyde, particulate, volatile organic compounds, lead-based paint, lead in drinking water and lead in soil. Upon completion of a Phase Zero Protocol, the inspector produces an environmental health risk assessment report which contains ERGA's seal and "Certificate of Environmental Compliance." If contaminants are found that exceed the existing U.S. Environmental Protection Agency's ("EPA's") standard permissible emission levels, remediation is recommended. As an additional service and cost to its customers, the Company will provide final clearance testing by one of its Network Certified Environmental Inspectors after abatement is complete.

     The Phase Zero Protocol also includes visual "outside" or "exterior" environmental inspection including the detection of above and underground (leaking) storage tanks, contaminated soil (petroleum products), Polychlorinated biphenyls (PCBs), among other contaminants. Upon completion of the Phase Zero visual inspection, sampling and testing of reported suspect outside contaminants are reported to the customer, and remediation can be undertaken for an additional fee. The Company also provides quality environmental inspection/assessment training and solid professional service to its Network of certified Environmental Inspectors.

     The Phase Zero Protocol is primarily used to conduct indoor and outside environmental inspection and hazard assessments of residential real property; single and multi-family homes, apartments, condominiums, cooperatives, day care centers, retail shops and the like. The proprietary (patented) Phase Zero Protocol was invented and designed to complete an average three (3) bedroom home utilizing one (1) certified environmental inspector for two (2) to three (3) hours, (approximately one hundred fifty minutes). Lead-based paint is an option and may take an additional two (2) to three (3) hours for a full on-site X Ray Fluorescence (XRF) Spectrum Analyzer component surface to surface testing. The Company's local network inspectors save the consumer time and money with little or no inconvenience. No other potential competing residential environmental assessment organization is authorized to use the ERGA's patented invention or issue the ERGA's unique trademark Seal and "Certificate of Environmental Compliance."

     Phase I, II, and III Environmental Site Assessments

     The Phase I Environmental Site Assessment ("ESN") follows industry accepted general guidelines as developed by the American Society for Testing and Materials ("ASTM") for property transactions to satisfy the due diligence process under Title X. The main purpose of a Phase I ESA is to satisfy the required due diligence by identifying the immediate and most recognizable environmental concerns at the subject property by focusing on work items such as visual inspection, neighboring properties review, prior use history review, geology/flood plain review, underground storage tanks, PCB electrical equipment identification, asbestos investigation, lead-based paint survey. After the Company receives legal descriptions and specific site data from the client, the Company typically completes an ESA within 5-10 working days.

     Phase II of the Phase Zero System and Protocol encompasses the development and implementation of a sampling and testing plan. Phase III includes risk assessment, data collection and evaluation. Inspectors gather and analyze relevant site data and identify potential chemicals and ecological habitats, species of concern and other relevant ecological environmental factors.

     The majority of the Company's Environmental Site Assessments are performed for banks, mortgage lenders, real estate appraisers, real estate brokers, insurers and property owners and managers. Phase I represents 80% of the Company's work. Phase I does not include sampling hazardous substances or laboratory testing and analyses. Items investigated and considered include but are not limited to: legal considerations, ethical considerations, drinking water, sanitary waste disposal, soil contaminants, asbestos, PCB'S, radon, underground storage tanks, nearby hazardous waste sites, UREA formaldehyde
(UFF), lead paint, air pollution, wetlands and flood plains and other environmental hazards.

     Indoor Air Quality Surveys

     Whether it is called "sick building syndrome" or "tight building syndrome", the human and economic costs of poor indoor air quality (IAQ) can be substantial, considering the potential effects on health and worker productivity. Studies suggest that up to 50 percent of worker absenteeism may result from IAQ causes. The IAQ problem intensified following the advent of high efficiency ventilation systems developed during the energy crisis of the 1970's.

     In an effort to save energy, some property managers close outdoor air intakes, resulting in inadequate quantities of fresh air introduced into the building's environmental control systems. This situation can cause the build-up of gases, fumes, and other irritants, including formaldehyde, ozone, carbon dioxide, fiberglass, and asbestos in the recycled air. Dirt and moisture in an air conditioning system can provide an incubator for the growth of microbes, i.e., bacteria, molds, fungi. These microbes release spores which can be irritating to the eyes, nose and respiratory system. The symptoms of poor IAQ include general fatigue, itchy watery eyes, sore throat, headaches, nausea and general recurring respiratory problems.

     Although IAQ may not seem a particularly dangerous environmental hazard, it has far reaching effects. In addition to its adverse effect on building occupant health and worker productivity, poor IAQ presents a potential area of liability for the building owner. Poor IAQ has led to negative exposure in the media and labor unions have used poor indoor air quality as a bargaining chip in employer/labor negotiations.

     The Company's IAQ protocol commences with the review of data to develop a sampling and inspection regimen for each building surveyed. The Company's sampling regimen is designed to investigate possible air quality problems quickly and minimize cost to the client. The Company has performed indoor air quality surveys in all types of buildings ranging from small office buildings to complex commercial structures.

     A few of the IAQ services offered by the Company include (i) adequate fresh air determination, (ii) site analysis for potential contaminants, (iii) air and bulk sample collection, (iv) HVAC inspection for microbes, (v) air sample analysis for spores and (vi) survey data/regulatory standards comparison.

Market Analysis

     Company Position

     Prior to October 1995, the Company's principal business encompassed the inspection for and remediation of asbestos and lead-based paint consulting. Environmental site assessments, indoor air quality and lead training were adjuncts to such business. In connection with the acquisition of the Institute, in October 1995, the Company adopted a new strategic business plan which included the downsizing and ultimate discontinuance of the asbestos consulting and abatement segment of its environmental services business (except for asbestos abatement services which it will provide as a part of larger projects for which it may be engaged) and specialization into the lead management industry as the Company's primary profit center.

     Due to the increasing competition and price compression prevalent in the asbestos business, management elected to discontinue the Company's asbestos consulting operations and focus on expanding and diversifying the Company's principal services into new growth markets. The Company's present strategy in achieving this objective is to expand its lead based paint testing, consulting, abatement and training operations capabilities, an industry which many studies indicate could reach $300 to $600 billion during the ensuing twenty-five years. In addition, the Company has, to a lessor extent, focused its business on two other environmental growth markets: environmental risk assessments and indoor air quality services (including duct cleaning services). These three environmental segments represent the Company's strongest growth market potential and profitability.

     Lead Based Paint Services Segment

     Several major marketing groups project a total market potential for the lead-based paint industry from $300 to $600 billion in residential buildings and related market segments over the next 25 years. The 1995 market was projected to be $2.4 billion depending on the growth of public awareness and the promulgation of Title X.

     LBP represents one of the greatest environmental health risks to children and poses significant risks to unprotected construction workers and pregnant women. LBP is present in an estimated 85% of all residential housing and child care facilities as well as a high percentage of commercial and industrial buildings. Health problems from LBP in residential buildings affect all economic levels of society, not just the urban poor living in under-maintained housing.

     The current LBP remediation market is primarily residential and HUD driven. The initial market opportunity is in public housing, which is a small portion of the overall market. The rate of growth in the overall residential market will be a function of public awareness and mandatory disclosure as required by Title X legislation. The market available to outside LBP contracting and consulting (testing, specification, supervision and clearance testing) companies is estimated to exceed $300 billion.

     Management believes that the current regulatory environment has provided favorable economic conditions for the growth of the LBP remediation industry. The enactment of additional federal and state regulations including the expected enforcement provisions of Title X and OSHA for lead in construction, as well as local LBP regulations and the redefinition of elevated lead blood by the Centers for Disease Control will foster significant further future growth of this industry. While the regulations are evolving, work standards, specifications and enforcement are not expected to be consistent from job to job.

     Companies engaging in LBP consulting will have opportunities to generate revenues from other lead remediation projects including shooting ranges, drinking water/plumbing, lead products manufacturing facilities, among other opportunities.

     Lead-based paint abatement work in the commercial and industrial market segments should increase the size of the overall available market potential. However, removal of LBP from bridges, storage tanks, marine and other outdoor metal surfaces generally requires repainting (priming) of the surface during the same work day, making removal of the LBP an integrated part of the repainting operation.

     Residential Market Segment

     The following marketing estimates were prepared by the EPA, HUD, OSHA, CDC, CPSC and various environmental government agencies. As a result of LBP exposure:

* 64 million homes and apartments built before 1978 should be inspected for lead concentration in paint.

* Between 1.7 million and 3 million children have elevated blood lead levels primarily from LBP found in the home.

*    An  estimated 57 million  older homes still  contain some LBP of which
     20.8 million have LBP hazards such as chipping, flaking or peeling lead-based paint and/or excessive levels of lead dusts.

* 3.8 million homes containing LBP hazards are occupied by families with young children who are at risk of being poisoned.

* 1 out of 5 children in poor minority families have elevated blood lead levels.

*    The  new  regulations   (laws)  apply  to  approximately  350  million
     dwellings.

* Sectors affected by the lead-based paint hazard disclosure rule were real estate transfers, including real estate agents and managers. An estimated 72 thousand establishments could be affected by the proposed rule which includes 339 thousand real estate agents and 225 thousand property managers.

* The transaction volume is estimated at 2.9 million sales transactions and 9.3 million rental transactions which occur annually in target housing.

     Lead-based Paint Health Hazards Segment

     If not detected early, children with high levels of lead in their bodies can suffer from: damage to the brain and nervous system, behavior and learning problems (such as hyperactivity), slowed growth, hearing problems, and headaches.

     Lead also is harmful to adults. Adults can suffer from difficulties during pregnancy, other reproductive problems (in both men and women), high blood pressure, digestive problems, nerve disorders, memory and concentration problems, muscle and joint pain.

     Residential structures built prior to 1978 may present exposure to lead from lead-based paint. This exposure may place young children at risk of developing lead poisoning. Lead poisoning in young children can produce permanent neurological damage, including learning disabilities, reduced intelligence quotient, behavioral problems and impaired memory. Lead poisoning also poses a particular risk to pregnant women. The lessor of any residential dwelling is required to provide the lessee with any information on lead based paint hazards from risk assessments or inspections in the lessor's possession and notify the lessee of any known lead based hazards.

     Lead Based Paint Video Productions Segment

     The number of pre-1978 residential real properties that contain some degree of hazardous LBP including single family houses, high and low rise apartments, co-ops, condominiums and row houses are estimated at 87 million households (units). Management estimates the Company's potential share of the "Do It Yourself" market is 7,500,000 home videos, to be sold over a five year period representing less than 10% of the total market potential.

     Environmental Site Assessments Segment

     The promulgation of the Residential Lead based Paint Hazard Reduction Act of 1992 has been primarily responsible for the increase in Environmental Site Assessment contracts recently granted to the Company, even prior to the operation of the enforcement provisions of such law. The Company has been engaged to perform lead-based paint remediation and risk assessment for a number of entities and anticipates that as the public becomes more knowledgeable of the provisions of Title it will be engaged by many others.

     Environmental due diligence has primarily been driven by property purchases, refinancing and lenders fearful of being held liable for clean-up of hazardous waste and associated soil and groundwater contamination as a result of becoming an owner. The liability has stemmed from the enactment of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA') and subsequent district court rulings.

     Indoor Air Quality Surveys Segment

     The Clean Air Act (CAA), as amended in 1990,charges EPA with promulgating more than 400 regulations and developing numerous guidelines and procedures. The amendments establish a national permit program and a strong enforcement program. The Company believes that activity related to CAA compliance may be the source of future work, as related to its indoor air quality and duct cleaning turn-key services.


Customers

     Some of the U.S. Lead Training Institute's past clients include the United States Army, Philadelphia Housing Authority, United States Postal Service, Southeastern Pennsylvania Transportation Authority, Fort Dix Federal Corrections Facility, City of Vineland Health Department, Nugent Environmental, REG&S, Environmental Protection Inspections, LVI Environmental Services, and Plymouth Environmental.

     Some of the Company's past environmental consulting clients include the Philadelphia Housing Authority, New York City Housing Authority, City of Newark Department of Development Housing Assistance, Jersey City Housing Authority, Apartment Management Associations, Inc. (a Trump Organization), Gloucester City Housing Authority, Development Corporation, and City of Vineland Health Department.


Competition

     The Company has numerous competitors throughout the United States, particularly, in the northeast, (the Company's current area of concentration) for each of the services which it offers with no single firm predominating. A few major publicly traded competitors in the asbestos abatement industry include: LVI Environmental Services, Inc., NSC Corporation, ABATTIX Environmental, Inc., etc., those in the environmental consulting services industry include: Dames & Moore, Inc., KIMMINS Environmental, Inc., Air & Water Technology, Inc., Versar, Inc., Clean Harbors, Inc., ATC Environmental, Inc., among others.

     Some of the Company's competitors are small, however others are large diversified firms having substantially greater financial technical, personnel and marketing resources than the Company. Since lead-based paint remediation is a recently emerging multi-billion dollar industry, it is not possible to predict the extent of competition which the Company will encounter in the future, or the Company's ability to effectively compete in such a market place. The Company's ability to successfully compete will depend upon its reputation, the quality and safety of its work, its ability to complete work within an estimated time period, pricing and the availability of capital to finance its operations, among other things.

Government Regulation

     Regulatory Framework Directly Applicable to the Company

     The Company believes it is in compliance with federal, state and local regulations pertaining to environmental protection. The Company does not anticipate that costs of compliance with such regulations will have a material effect on its capital expenditures, earnings or competitive position.

     The Company is licensed to provide various environmental services in the States (and City of) New York, New Jersey and Pennsylvania. These licenses include Lead Evaluation Contractor - (Residential & Public Buildings); Lead Abatement Contractor; Asbestos Safety Control Monitor; and Radioactive Materials License (XRF Spectrum Analyzer Lead Test Devices). These licenses allow the Company to test for lead, asbestos and other environmental hazards and to remove the substances which contain lead from private commercial and residential properties. Additionally the Company has licenses in the States of New Jersey, Pennsylvania and New York to teach a variety of Lead and Asbestos courses to supervisors, consultants and workers.

     The Residential Lead based Paint Hazard Reduction Act of 1992 (or Title X of the 1992 Housing Bill)requires that Regulations be promulgated for certification and training of lead inspectors and abatement contracts. These requirements may not necessarily be the same as state requirements, which may cause problems for those who are initially certified under State law only to find that their certification has been preempted by Federal law and is no longer valid. Federal Regulations will require that contractors engaged in lead risk assessment, inspection, and abatement be certified, as opposed to some state laws that encourage, but do not require certification.

     State and Federal Regulatory Framework in which the Company Operates

     Most states and municipalities have adopted housing codes that make it illegal to have lead-based paint on either interior or exterior surfaces of residential property. A handful of states have also passed more proactive legislation requiring the abatement of lead based paint hazards in residential dwellings and/or seller disclosure of lead hazards upon transfer. Connecticut has just passed Regulations that require abatement of lead-based paint on interior and exterior surfaces of residences where children under the age of six live if:

     i. the surfaces are defective,
     ii. the child has an elevated blood level, or
     iii. certain renovations are being done.

     In Massachusetts, sellers and salespeople of residential property are required to disclose whether they know if the residence contains the lead paint. If the home does contain lead paint, the transfer of ownership triggers the requirement to abate lead hazards if a child under six years of age will reside there. California, Illinois, Louisiana, Maine, Maryland, Minnesota, Pennsylvania, Rhode Island and Virginia have also passed proactive laws regarding lead paint disclosure and/or abatement. Since lawmakers are beginning to recognize that lead poisoning is best treated by preventing it, it is anticipated that those states that have not yet enacted some of lead paint hazard reduction law will do so in the future.

     The Federal Government has recently addressed lead poisoning in two ways. First, the U.S. Department of Housing and Urban Development ("HUD") now requires that a Lead based Paint notice be given to borrowers taking out a loan to finance a house built before 1978, if the loan is insured by the Federal Housing Administration (FHA). Previously, this notice was to be delivered to the borrower at the time of the mortgage application. However, new guidelines from HUD issued in 1992 state that HUD will not allow financing through FHA unless a purchaser signs the notice before singing a purchase contract.

     In addition to HUD requirements, comprehensive new federal lead legislation was enacted in 1992 that introduces new programs and deregulations intended to prevent lead poisoning and reduce lead based paint hazards in housing. The Residential Lead based Paint Hazard Reduction Act of 1992 (or Title X of the 1992 Housing Bill) was approved by both the United States House and Senate in October 1992 and was signed by President Bush in November, 1992. While it does not require abatement in private housing, it does require affirmative action on the part of sellers, landlords and real estate agents to ensure that lead based paint hazards are taken into account in the sale and leasing of homes and apartments. The new law calls for the enactment of Regulations to implement its provisions.

     Section 1018 of the Title X requires the Environmental Protection Agency to enact Regulations for the disclosure of lead based paint hazards in housing constructed prior to 1978, that is offered for sale or lease. Consequently, the seller or lessor of pre-1978 housing is obligated to:

     Give the purchaser or lessee an EPA lead hazard information pamphlet.

     Disclose the presence of any known lead-based paint or lead based hazard.

     Provide the purchase or lessee with any available lead reports conducted on the housing.

     Allow the purchaser to get a lead hazard risk assessment or inspection.

     In addition, any contract for the purchase and sale of a pre-1978 house must contain a "Lead Warning Statement". The statement must notify the buyer of the potential risks associated with lead poisoning, inform them of the seller's requirement to provide the buyer with the results of any risk assessments or inspections in the seller's possession, and recommend inspection for possible lead-based paint hazards prior to purchase. The contract must also contain a statement signed by the purchaser that the purchaser has reviewed the Lead Warning Statement, received the EPA pamphlet and had a 10-day opportunity to conduct a lead inspection.

     Under  Title X, real  estate  agents  representing  sellers  or  lessors of pre-1978 housing will be required to ensure compliance with the above Regulations. Failure to abide by Title X's provisions will not affect the validity of a contract or lease. However, any person, including an agent or broker, violating the Regulations will be liable to the purchaser or lessee for money damages equal to three times the amount of actual damages incurred and attorneys' fees. Considering that actual damages may include irreparable harm caused to poisoned children of a purchaser as well as lead abatement costs, damages could potentially be astronomical. Furthermore, any person refusing to comply with the above provisions could be fined up to $10,000 per violation.

     Unlike State law, Title X does not require abatement of hazards in privately-owned housing. It does, however, call for the abatement of hazards in all federally-assisted housing and prior to the sale of nay pre- 1960 housing by any federal agency (including the RTC). The new federal law also contains provisions for financial assistance to state and local governments to abate lead hazards in low income housing.

     Legislation Governing Lead-based Paint

     To date, there are nineteen (19) states that require mandatory disclosure of environmental hazards including lead-based paint, in addition to the Federal Title X law which only covers lead-based paint. However, if a homeowner elects to have a radon test, most states or local municipalities require radon licensing and/or certification of the business and inspection technicians.

     The Company welcomes increased federal and state licensing and/or certification of the Company's business, since it enhances the professionalism and credibility of its environmental inspections, hazard assessments and remediations therefore discouraging easy entry into the Company's business. For the latter reason, environmental regulation will increase the Company's business. Initially, environmental assessments were driven by liability and lawsuits, rather than by public family health issues. Ultimately however, a great portion of the Company's business will be driven by environmental legislation and enforcement causing mandatory indoor hazardous substance testing and or mandatory disclosure Regulations for environmental home inspections for hazardous materials. Approximately nineteen (19) states require by legislation or regulation, "lead paint mandated disclosures." Of these nineteen (19) states, some mention hazardous materials in general but not specifically, while others specifically address hazardous substances such as asbestos, radon, UREA formaldehyde foam insulation/formaldehyde, lead in water, lead-based paint and underground storage tanks. The Company believes that by the end of 1998, over twenty-five (25) states will regulate some form of "environmental related mandatory disclosure" for residential properties, which will have an extremely positive impact on the future growth of the Company's business.

     Federal

     Federal LBP Poisoning Act, 42 USC ss.ss. 4801 - 4846, 1971 as amended Lead Paint Banned in 1977.

     Federal Residential LBP Hazard Reduction Act; 42 USCss.ss.4801 - 4846. PUB.L. No. 102-550, 106 Stat. 3897 1992 - Title X - Section 1018 - Private.

     Public Health Law, Title X ss.ss. 1370 - 1376 - a (1970) as amended by L. 1992, C 485.C.

     New York City

     New York City Sanitary Code ss. 230d -N.Y.C. requires Warning Labels for Lead Paint.

     New York City Health Code ss. 173.13 - N.Y.C. bans use of Lead Paint for dwelling interiors.

     New York City Administrative Code ss. 27-2013 (H) and 2126 -N.Y.C. establishes a presumption in 1982 that paint on walls of pre-1960 buildings contain lead.

     Federal Legislation

     In 1971 the Federal Government enacted the LBP Poisoning Prevention Act (L.P.P.P.A.) (Volume 42 U.S.G ss.ss. 4801 - 4846) which prohibited the use of LBP containing more than 1% of lead by weight in residential structures
constructed  or  rehabilitated  by  the  Federal   Government  or  with  Federal
Assistance.

     The general regulations pertaining to LBP in HUD housing are set forth in Volume 24 CFR Part 35. The two critical sections of these Regulations are Subpart (A) which requires notification to purchasers and tenants of HUD associated housing constructed prior to 1978 of the hazards of LBP, and Subpart
(B) which provides for the elimination of LBP hazards.

     Subpart (A) requires specifically that purchasers and tenants of HUD associated housing built prior to 1978 be notified by the owner of the property that:

     i. The dwelling was constructed prior to 1978 and may contain LBP.
     ii. Must explain the hazards of LBP.
     iii. The symptoms of Lead Poisoning.
     iv. The treatment of Lead Poisoning.
     v. The precautions to be taken to avoid Lead Poisoning.

     In  addition,   Subpart  A  prescribes  minimum  inspection  and  abatement standards for H.U.D. associated housing:

     i. All applicable surfaces of HUD associated housing constructed prior 1978 must be inspected to determine if defective paint surfaces exist.

     ii. When hazards are discovered, treatment will consist, at a minimum, of covering or removing the defective surfaces using an approved method.

     These Federal regulations were altered in October 1992 by passage of legislation known as the "Residential LBP Hazard Reduction Act of 1992" (Title
X). Some of its provisions apply to Federally assisted housing built prior to 1978 and apply to all residential housing.

     For residential properties the owner of the property must comply with the following:

     i. The purchaser or lessee shall be given a Lead Hazard Information Pamphlet which was developed by the EPA;

     ii. The purchaser or lessee shall be informed of any information available on the presence of LBP or LBP Hazards;

     iii. The purchaser shall be given at least ten (10) days to conduct a Risk Assessment or inspection The sales contract shall include a Lead warning statement and a statement signed by the purchaser.

     New York State legislation

     In New York State, LBP is regulated under Public Health Lawss.1370. Section 1373 governs the abatement of lead paint conditions and gives the State Commissioner of Health or his designee the authority to order abatement of lead paint conditions deemed conducive to lead paint poisoning. The Public Health Law was recently amended by passage of the Lead Poison Prevention Act. The amendments establish a lead poisoning prevention program targeting children and pregnant women for regular lead screening and providing for follow-up of individuals with elevated blood lead levels (E.B.L.).

     Of greatest relevance to a landlord or building owner are the new provisions on abatement of lead hazard conditions. The State Commissioner of Health may order the discontinuance of a dangerous lead paint condition and prescribe the method of abatement.

     The appropriate methods of abating the lead hazard are contained in this statute. These methods include removal of lead paint down to the base surface and refinishing with a suitable finish or covering and encapsulating the surfaces with a durable material approved by the commissioner.

     The New York State Department of Health has not yet promulgated the regulations that would put the new law into effect. However, the draft regulations will contain considerably more detailed provisions on abatement procedures and techniques and directly place the obligation on the building owner to remedy any condition conducive to lead paint poisoning.

     In New York City, LBP is regulated under two statutes, the New York City Health Code and The Housing Maintenance Code. Under Health Code 173-13, if the New York City Department of Health finds that a resident of a dwelling has blood lead levels in excess of 20 micrograms per deciliter (ug/dl) regardless of the individuals age, NYCDOH must order removal and refinishing of any interior paints surface in the dwelling containing more than 0.5% metallic lead by weight. It also has the discretion to order abatement at lower blood lead levels when LBP hazards are found. In addition to enforcing NYCDOH orders, the New York City Department of Housing Preservation Development (H.P.D.) is also charged with enforcement of the Housing Maintenance Code which regulates LBP in multiple dwellings. Section 27-2013(h) of the New York City Administrative Code requires that owners of multiple family dwellings to remove or cover any paint containing more than 0.5% of metallic lead on any walls, ceilings, doors, window sills or moldings in any dwelling in which a child under the age of seven resides.

     The presence of LBP in dwelling units occupied by children under seven, meeting or exceeding the threshold levels indicated above, is a Class C Building violation. An owner must remove or encapsulate the painted surfaces that exceed the applicable standards whether or not they are intact. In any multiple dwellings built before January 1, 1960, the date LBP was banned in New York City, it is presumed that any peeling paint found in the interior of the dwelling in which a child under seven resides, contains the threshold amounts of lead. This presumption may be rebutted by an owner with the appropriate evidence.

Employees

     As of August 31, 1999, the Company employed 40 individuals, 25 on a full-time basis and 15 on a part-time basis. This staff is augmented by approximately 20 consultants on average.

     The Company intends to add 8-12 additional employees within the next twelve months as backlog and new business dictate. Additional support technicians may be engaged on an as-needed basis. All other additions or subtractions from the aforementioned work force will be based upon the gross profit of the Company and projected revenue.

     The Company believes that relations with its employees are satisfactory. Presently there are no collective bargaining agreements in effect with respect to any of the Company's employees and the Company anticipates that this situation will remain the same. The employees of the Company are not now, nor have they been during the history of the Company, either on strike or threatened to go on strike.


Strategic Marketing Plan

     Since early 1996, the Company's marketing efforts have focused primarily upon providing private and public industry sector clients with practical and effective solutions to their site Lead based Paint contamination problems. The Company has recently broadened its marketing efforts to include selected public-sector projects, particularly for the Departments of Defense and Energy and the EPA. The Company has performed work at numerous large and small housing authorities. The Company has worked for a significant number of large U.S. corporations. The Company's clients include real estate property managers, owners of high rise apartment complexes, commercial and other industrial corporations, governmental agencies and contractors. The Company has initiated a regional accounts program to develop and establish comprehensive and long-term relationships between the management of clients requiring Lead based Paint services and the Company. The Company's marketing strategy features and reinforces the Company's ability to deliver comprehensive and specialized environmental services in the Lead based Paint, Indoor Air Quality and training sectors. The Company augments its marketing staff with management and technical and professional specialists.

     The Company intends to market its Lead Based Paint Management Services on the Internet via the World Wide Web. Management believes that posting a web site (Home Page) is the most economically efficient and effective means of revealing potential clients and enhancing its revenue base. The Company's web site is currently located at www.certified-group.com. The company also plans to do some limited television and radio promotions through financial and real estate media to promote the need for lead based paint and other testing and remediation. In addition the Company plans to promote free Lead Awareness seminars for realtors, real estate owners and the banking and mortgage communities.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

The following discussion contains certain forward-looking statements that aresubject to business and economic risks and uncertainties, and the Company'sactual results could differ materially from those forward-looking statements.The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

     Certified was incorporated under the Laws of the State of Delaware on November 24, 1992, as U. S. Lead Control, Inc. From its inception until October 2, 1995, Certified was a development company engaged in activities solely related to the lead-based paint industry. On October 2, 1995 the Company acquired all of the outstanding shares of the common stock of the U. S. Lead
Training Institute, Inc., and on September 9, 1996 Certified merged with and simultaneously changed its name to Certified Environmental Group, Inc. Upon completion of the merger, Certified became an operation company in the Environmental industry. Certified offers environmental services in the Lead consulting, training and remediation, as well as asbestos and general environmental consulting and training.


Results of Operations

     Nine Months Ended June 30, 1999 as Compared to the Nine Months Ended June 30, 1998

     Revenues. Revenues increased to $7,244,607 for the nine months ended June 30, 1999, from $3,894,800 for the nine months ended June 30, 1998. The Company feels this 86% increase in sales was attributable to a growth in Certified's clients need to respond to potential liability and violation of newly imposed laws governing the sale and rental of child occupied space. These Laws known as Federal Title 10 require testing and abate lead based paint hazards in houses apartments and other space in which a child occupies approximately 40% of the time. While Certified's present and future clients are expected to continue to respond to this environmental concern, there is no assurance that these potential clients will continue to use Certified accordingly their can be no assurance that Certified will enjoy continued increased revenue.


     Operating Expenses and Gross Margins. Operating expenses increased to $5,129,688 for the nine months ended June 30, 1999, from $3,206,323 for the nine months ended June 30, 1998. Gross margins as a percentage of revenues increased to 29% for the nine months ended June 30, 1999, from 18% from the nine months ended June 30, 1998. This increase is attributable to the increase in abatement and remediation services which yield a higher gross margin than the environmental consulting.

     Selling, General and Administrative Expense. Selling, general and administrative expense was $1,050,767 for the nine months ended June 30, 1999, as compared to $368,049 for the nine months ended June 30, 1998. This increase is attributable to increased administrative costs and commissions paid on sales, as a result of the increase in revenue.

     Amortization and Depreciation Expense. Amortization and depreciation expense was $49,926 for the nine months ended June 30, 1999, as compared to $ 40,815 for the nine months ended June 30, 1998. This increase was mostly attributable to the additional capital expenditures made by Certified to accommodate the increase in revenue and expansion into the lead based paint remediation market, as well as the increased costs to obtain state certification of the Company's environmental seminars.

     Interest Expense. Interest expense increased to $507,475 for the nine months ended June 30, 1999, from $156,750 for the nine months ended June 30, 1998. This increase was due to Certified's increased dependency on accounts receivable financing. Certified's Notes Payable attributable to borrowing against accounts receivable increased approximately 65% from the same period in 1998, while the Company's interest factor increased by 5% annually.

     Net Earnings. Net earnings were $310,351 for the nine months ended June 30, 1999, as compared to $73,718 for the nine month ended June 30, 1998. This approximately 320% increase was attributable to the net result of the aforementioned items. There is no assurance that the Certified will be able to continue to experience such increases in net earnings, or that future years operations will be profitable.


     Year Ended September 30, 1998 as Compared to the Year Ended September 30, 1997

     Revenues. Revenues increased to $7,499,843 for the year ended September 30, 1998, from $5,208,996 for the year ended September 30, 1997. This 44% increase in sales was attributable to a growth in Certified's clients need to respond to potential liability and violation of newly imposed laws governing the sale and rental of child occupied space. These Laws known as Federal Title 10 require testing and abate lead based paint hazards in houses apartments and other space in which a child occupies approximately 40% of the time. While Certified's present and future clients are expected to continue to respond to this environmental concern, there is no assurance that these potential clients will continue to use Certified accordingly their can be no assurance that Certified will enjoy continued increased revenue.

     Operating Expenses and Gross Margins. Operating expenses increased to $5,430,558 for the year ended September 30, 1998, from $4,228,338 for the year ended September 30, 1997. Gross margins as a percentage of revenues increased to 27.5% for the year ended September 30, 1998, from 18.8% from the year ended September 30, 1997. This increase is attributable to the increase in abatement and remediation services which yield a higher gross margin than the environmental consulting.

     Selling, General and Administrative Expense. Selling, general and administrative expense was $1,162,968 for the year ended September 30, 1998, as compared to 454,873 for the year ended September 30, 1997. This increase is attributable to increased administrative costs as a result of the increase in revenue as well as an increase in costs resulting from Certified relocating it's New Jersey office from 1,000 square feet to 2,500 square feet during the end of fiscal 1997.

     Amortization and Depreciation Expense. Amortization and depreciation expense was $66,568 for the year ended September 30, 1998, as compared to $54,414 for the year ended September 30, 1997. This increase was mostly attributable to the additional capital expenditures made by Certified to accommodate the increase in revenue and expansion into the remediation of lead based paint, as well as the increase costs to obtain state certification of it's environmental seminars.

     Interest Expense. Interest expense increased to $536,239 for the year ended September 30, 1998, from $209,715 for the year ended September 30, 1997. This increase was due to Certified's increased dependency on accounts receivable financing. Certified's Notes Payable attributed to it's borrowing against it's accounts receivable increased over 40% from form 1997.

     Net Earnings. Net earnings were $182,106 for the year ended September 30, 1998, as compared to $163,531 for the year ended September 30, 1997. This approximately 12% increase was attributable to the net result of the aforementioned items. There is no assurance that the Certified will be able to continue to experience such increases in net earnings, or that future years operations will be profitable.

Year 2000

     Our business should not be adversely effected or impacted by information technology issues related to Year 2000. Certified and most of their significant venders have relatively new computers and computer programs which should not be effected upon the turning of the millennium. Certified will download all current projects to disks and paper copy on there last day of operation in December 1999. And will minimize the samples sent to labs during this time frame. Certified could experience work delays as a result of local power outages, bank failures and it's larger clients such as the Housing authorities and school boards suffering various forms of computer failure. However Certified would anticipate these problems to be minor and temporary administrative problems.

Item 3.  Description of Property.
(Item 102 Reg. S-B)

     Effective August 1, 1997, the Company began leasing approximately 2,500 square feet of administrative office and classroom space in Turnersville, New Jersey at a monthly rental rate of approximately $1650.00. The premises are currently utilized as the Company's main administrative headquarters and predominant class location for The U.S. Lead Training Institute, Inc. The lease expires July 31, 2000, at which time the Company intends to roll over the lease for another three (3) year term.

     Effective January 1997, the Company began leasing approximately 500 square feet of storage space in Brooklyn, New York, at a monthly rental rate of approximately $250.00. The premises is currently utilized as the Company's main equipment storage location. The lease is renewable on a month to month basis and the Company intends to continue leasing it through December 31, 1999.

     Effective July 1, 1999, the Company began leasing approximately 1000 square feet of administrative and classroom space in New York, New York, at a monthly rental rate of approximately $1000.00. The premises are currently utilized as the Company's secondary administrative headquarters and secondary class location for The U.S. Lead Training Institute, Inc. The lease expires December 31, 1999, at which time the Company intends to roll over the lease for another six (6) month term.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management.

     The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of the date of this filing: (i) each shareholder known by the Company to be the beneficial owner of more than five percent of the outstanding common stock, (ii) each director of the Company and
(iii) all directors and officers as a group. No family relationship exists between any executive officer or director of the Company, except for Geoffrey & Jennifer McCormick, who are husband and wife.

     Total number of shares authorized is 25,000,000 shares of Common Stock, each of which is $.0l per share par value. 9,105,555 shares of Common Stock have been issued and are outstanding as follows:

  Title of Class     Name and Address of Beneficial Owner           Amount and Nature of               Percent of
                                                                     Beneficial Owner                   Class (%)
                     John L. Sepe (1)(5)
                     337 West 43rd Street                                     937,500                      10.2
                     New York, NY 10036

                     Ralph F. Romano (1)
                     11 1-20 Jamaica Avenue                                   250,000                       2.7
                     Richmond Hill, NY 11418

                     Ernest Micciche (3)(4)(6)
                     509B Route 168                                         1,007,500 (10)                 11.0
                     Black Horse Pike, NJ 08012

                     Geoffrey V. McCormick (1)(2)(3)(7)
                     111 North Avenue                                         375,000 (11)                  4.1
                     Blue Anchor, NJ 08037

                     Arnold Bluth (3)(4)
                     8 N. Melbourne Avenue                                    660,000 (12)                  7.2
                     Ventnor, NJ 08406

                     Brian Clark (3)
                     818 Parry Avenue
                     Palmyra, NJ 0806                                         275,000 (13)                  3.0

                     Bruce Newman (3)
                     100 Park Blvd.                                           300,000 (14)                  3.3
                     Cherry Hill, NJ 08034

                     Jennifer W. McCormick (2)(3)
                     111 North Avenue
                     Blue Anchor, NJ 08037                                    12,500                        0.1

                     James Proctor (3)
                     11 Oak Road                                              275,000 (15)                  3.0
                     Hammonton, NJ 08037

                     Asher Cottrell (3)(4)
                     394 Green Lane                                            60,000 (16)                  0.7
                     Mantua, NJ 08051

                     All Officers and Directors
                     as a Group, Including Proxies                          4,125,000 (17)                 45.3

Footnotes:

     (1) May be deemed a "parent" or "promoter" as those terms are defined in The Rules and Regulations as adopted under the Securities Exchange Act of 1934.

     (2) Kathleen McCormick and Geoffrey McCormick are related as husband and wife.

     (3) Individual is an Executive Officer of the Company.

     (4) Individual is a Director of the Company. (5) John L. Sepe is the record and sole beneficial owner of 437,500 shares. The balance represents 500,000 Shares for which an irrevocable proxy to vote such shares have been granted to Mr. John L. Sepe by his three siblings, each of which owns 166,667 shares, beneficial ownership of which is acknowledged by Mr. Sepe.

     (6) Ernest Micciche is the record owner of 37,500 shares. Additionally, he is the beneficial owner of 427,500 shares by way of proxy to vote 50,000 shares owned by Shevket Okumus and 102,500 shares owned by his son, Andrew Chase Micciche. Mr. Micciche's mother, Mary Micciche is the record owner of 125,000 shares of stock. Ernest Micciche disclaims beneficial ownership of his mother's shares. Mr. Micciche is also beneficial owner of 275,000 shares by way of proxy to vote 275,000 shares owned by the Environmental Realty Guild of America, Inc.

     (7) Geoffrey McCormick and Jennifer McCormick are related as husband and wife. Beneficial ownership of Mrs. McCormick's shares is acknowledged by Mr. McCormick.

     (8) Based upon a total of 9,105,555 common shares outstanding.

     (9) Based upon a total of 9,105,555 common shares outstanding, assuming the exercise of all of the Employee Stock Options totaling 2,125,000 shares.

     (10) Assumes exercise of 500,000 Employee Stock Options.

     (11) Assumes exercise of 250,000 Employee Stock Options.

     (12) Assumes exercise of 550,000 Employee Stock Options.

     (13) Assumes exercise of 265,000 Employee Stock Options.

     (14) Assumes exercise of 275,000 Employee Stock Options.

     (15) Assumes exercise of 265,000 Employee Stock Options.

     (16) Assumes exercise of 10,000 Employee Stock Options.

     (17) Assumes exercise of 2,115,000 Employee Stock Options.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers (except that Jennifer McCormick and Gregory McCormick are related as husband and wife. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

     The directors and executive officers of the Company are as follows:

                Name                       Age       Position

Ernest Micciche                             40       Chief Financial Officer, Treasurer & Director

Arnold Bluth                                66       President, Chief Operating Officer & Director

Brian Clark                                 28       Vice-President - Lead Consulting

Bruce P. Newman                             42       Vice-President- Training

Jennifer McCormick                          42       Secretary & Director

Asher Cottrell                              57       Vice-President- ESA Division & Director

James Proctor                               29       Vice-President- Asbestos

Geoffrey McCormick                          37       Vice-President- Lead Remediation

         Ernest Micciche
         Chief Financial Officer, Treasurer & Director

     Mr. Micciche has served as Chief Financial Officer for the Company since April 30, 1998. In addition, he has served as Treasurer for the Company since October 1, 1995, and Director for the Company since October 1995. Mr. Micciche assumed the position of President on March 7 1997 through November 21, 1998.

     From November 1994 to September 1995 he was President, Chief Executive Officer and Treasurer of Probe Services, Inc. From December 1993 to August 1994, Mr. Micciche was the Treasurer of Probe Environmental, Inc. Mr. Micciche is a graduate of the Wharton School of Business at the University of Pennsylvania, where he majored in Accounting and received a Bachelor of Science Degree in Economics and Commerce.


         Arnold Bluth
         Chief Executive Officer, Chief Operating Officer, President & Director

     Mr. Bluth has served as Chief Executive Officer of the Company since September 1, 1998 and Chief Operating Officer since June 1, 1997. In addition, he has served as President of the Company since November 22, 1998 and has been a Director of the Company since March 1997.

     From 1992 to present, he was employed as a staff engineer, business development specialist and technical support services consultant for DCS, Inc., Yardley, PA. His responsibilities included correspondence and dealing with potential new business accounts to promote new business with government agencies and commercial firms; review CBD announcements, government agency bid solicitations, small business procurement set-aside releases and other potential business sources. He generated technical and cost proposal data in response to RFPS, RFQ's and IFBS. He was responsible for reports and technical data sheets
(TDS) for the Federal Aviation Agency (FAA) Aviation Security Research and Development Division on program contract deliverables and participated in field testing at various airports in the United States. He conducted field tests and wrote reports, plans and procedures on airport ASR & D tasks for data generated in support of the EASSP program at BWI. He assisted ASR & D in the FAA Integrated Product Development System (IPDS) to systematically employ a teaming of functional disciplines to integrate and concurrently apply all necessary processes to manage products and services that satisfy customer needs. The IPDS extends through all stages in a products/services life cycle.

     From 1989 to 1991 Mr. Bluth was engaged as Vice-President, Engineering Division Manager for Thosani, Inc., Mt. Laurel, NJ.

     From 1966 to 1989, Mr. Bluth was Principal, Owner, President and Chief Executive Officer of Triad Engineering Co., Inc., Runnemede, NJ. Mr. Bluth formed Triad Engineering to provide design engineering and software documentation services to government agencies and commercial industry. During this twenty-three year time span Mr. Bluth actively participated in numerous projects as well as being the guiding force of corporate management for Triad growth and expansion. In 1989, Triad Engineering was purchased by Thosani, Inc. and became a separate division.

     For the ten years prior to his service with Triad, Mr. Bluth was employed with various engineering and scientific organizations including Scientific Management Associates (2 yrs.), DYNATRONICS, Inc., a division of General Dynamics (2 yrs.), ITE Circuit Breaker Co. (4 yrs.), RCA (I yr.) and Hughes Aircraft Company (I yr.).

     From 1953 to 1956 Mr. Bluth served with the United States Army during the Korean War period. Mr. Bluth was part of the Signal Corps staff engineering group in the European Theater Operations, 7th Army Depot, Germany. He served as military liaison to technical representatives of US concerns providing radar systems to the military.

     Mr. Bluth holds a Bachelor of Arts degree in Physics (1953) from Rutgers University. He also attended the Engineering Graduate School at University of Southern California (1957).


         Bruce P. Newman
         Vice President Training

     Mr. Newman has served as Vice President in charge of the Environmental and Training Operations for the Company since June 1, 1997. His responsibilities include directing the Company's subsidiary, U.S. Lead Training Institute, Inc.

     From 1996 to June 1997 he was employed by TTI Environmental, Inc. of Marlton, New Jersey as Director of Lead-Based Paint Consulting and Training Services. His responsibilities included Marketing, Sales and Training; New Jersey State and EPA-HUD certified Lead-Based Paint 3 to 5 day training courses; Lead abatement worker, Supervisor, Inspector and Risk assessor. He also performed Lead-Based Paint Consulting including lead inspections and risk assessments.

     From one year prior thereto, he was employed by Leadtec Services, Inc., Baltimore, Maryland as Regional Manager responsible for all phases of branch operations including development of lead training manuals.

     From 1989 to 1995 he was Chief Executive Officer of Team Environmental Supply, Inc. He was responsible for P&L and overall management.

     From 1991 to 1995 he was president and Chief Executive Officer of Leadtest, Inc., a lead consulting organization.

     For five years prior thereto, Mr. Newman was engaged as an Executive, Engineer, Sales and Marketing of Asbestos Environmental Supplies and Training Operations on a national basis.

     He holds various State Certifications in Lead-Based Paint disciplines including Lead Instructor, with the New Jersey Dept. of Health, Member of the State Lead Task Force, Lead Certification Exam Force and National Lead Abatement Council. In addition, Mr. Newman holds a Bachelor of Science degree in Biology and Education (1977) from West Chester State University and a Master of Science degree in Environmental Sciences (1979) from Florida State University.


         Jennifer McCormick
         Corporate Secretary & Director

     Ms. McCormick has served as a Director of the Company since the Company's inception, in October 1, 1995, and has served as Secretary of the Company since July 5, 1996. Her responsibilities include maintaining all incoming and outgoing Company correspondence, keeping up-to-date records and maintaining the by-laws and minutes of the Company. Ms. McCormick is also in charge of the Company's secretarial/data-entry/word processing and contract labor pool.

     From  November  1985  to  October  1995,  She  was  engaged  as a  contract administrator/secretary to various environmental consulting & training organizations. Her principal responsibilities were as administrator, office manager, secretary and documentation manager.

     Ms. McCormick received her Bachelor of Arts Sociology degree from Rutgers University, Camden, New Jersey in 1980 and graduated from The Real Estate School, Haddonfield, New Jersey, Sales Associate License in 1984. She also received her Notary Public Commission in 1995.


     Brian Clark
     Vice-President, Lead Services

     Mr. Clark has served as Vice-President in charger of Lead Services for the Company since November 21, 1998. He is responsible for all Lead-based paint related services, i.e., inspections, risk assessments, abatement designs, abatement/personal air monitoring, pre/post-abatement clearance and regulation compliance. Mr. Clark has experience in many other environmental areas, including collection of Potable Water, Surface Water and Groundwater sampling for environmental analysis, soil sampling for Phase I & II Environmental Testing in compliance with SW846 protocols, Lead Inspection with the RMD-LPA and SCITEC Map 3 instrumentation and Indoor Air Quality Testing utilizing a Drager Multi-Gas Detector and a TMX-412 Multi-Gas Detector.

     He has also performed sample log-in procedures, inputting & downloading of the RMD-LPA data for Final Report writing for the Philadelphia Housing Authority, the New York Housing Authority, the Gloucester City Housing Authority and the Pittsburgh Housing Authority; including Chain of Custody sample preservation and sample extraction and analysis. Mr. Clark also played an integral part in conducting Risk Assessment/Lead-based paint inspections on a Pilot Program for HUD.

     In addition to lab & field work, Mr. Clark is involved heavily with Client liason and the marketing of new & current business, in the training of Technicians for Detection, Sampling, Coordination and preparations of all aspects of Lead Based Paint Inspection/Risk Assessments. Mr. Clark holds a Bachelor of Science degree in Biology from Rowan College, Glassboro, NJ (1994).


         Geoffrey V. McCormick
         Vice-President, Lead Remediation Services

     Mr.  McCormick has served as  Vice-President  in charge of Lead Remediation
Services for the Company since November 21, 1998. He has over 15 years of Project Management & Field Technician experience in the Environmental/Industrial Hygiene consulting fields. He has provided the professional consulting services to complete the investigation, detection, sampling and assessment of Lead, Asbestos and other Hazardous Materials. He provided the supervision for numerous Lead & Asbestos Management projects, particularly involving a number of the largest public housing authorities, school districts, military bases, and health departments throughout Pennsylvania, New Jersey, New York and Delaware. Mr. McCormick's duties have also included the administration & coordination of various Industrial Hygiene Field Services, Marketing & Sales & Training of newly hired Field Technicians. Mr. McCormick received his Associate of Science degree in Business Administration from Temple University (1982). He also attended a Business Administration curriculum at Camden County College, Blackwood, NJ during 1979-1980.

         James L. Proctor
         Vice-President, Asbestos Services

     Mr. Proctor has served as Vice-President in charge of Asbestos Services for the Company since November 21, 1998. He has over 5 years experience in the environmental/Industrial Hygiene Consulting Fields covering a broad range of disciplines and project types. Mr. Proctor's professional duties have included Asbestos Building Inspection, Asbestos Abatement Specification Design & Project Management, Lead-Based paint Inspection & Testing, Indoor Air Quality Testing and "Right-to-Know" Surveys. He has conducted numerous pre-bid meetings, designed & implemented a number of operations & management programs for various school districts, municipal clients & private companies throughout the Delaware Valley which contain regulated materials.

     Mr. Proctor has also  completed a number of jobs involving OSHA  compliance
monitoring.   He  has  performed   Industrial  Hygiene  sampling  for  stressors
including, but not limited to Lead, Silica & Noise.

     Mr. Proctor is also experienced in performing tasks within the Environmental Service division of the Company. He has conducted Phase I & II Site Assessments & Sampling, Soil/Groundwater Sampling, Environmental Impact Surveys and Hazardous Site Assessments. Mr. Proctor has also performed a number of compliance inspections of sewage discharge, groundwater remediation systems and groundwater wells.

     Mr. Proctor holds a Bachelor of Science degree in Environmental Sciences from Stockton State College (1994) in NJ, and an Associate of Science degree in Computer Science from Atlantic Community College (1991).


         Asher Cottrell,
         Vice-President, ESA Consulting Services & Director

     Mr. Cottrell has served as a Director of the Company since November of 1998, and as Vice-President in charge of ESA Consulting Services for the Company since November 21, 1998. He has over eleven (11) years of experience in the Environmental Consulting/Industrial Hygiene Fields. He has worked as Technician & Manager on numerous hazardous materials projects from inception to completion. Mr. Cottrell has been involved with large-scale asbestos inspections including the 4.4 billion square foot General Electric Aircraft Engines Riverworks Plant in Lynn, MA & the Sears Building in Chicago, IL. He has performed many large Lead Inspection projects, including a 400+ unit complex for the Cambridge Housing Authority in Cambridge, MA.

     After Inspection work, Mr. Cottrell worked closely with other Environmental Professionals to design abatement specifications & monitored abatement projects to ensure safety, regulatory & contract specification compliance. He also has experience in the area of Environmental Training. He provided Lead & Asbestos Training & managed an Environmental Health & Safety Training Program per OSHA requirements. Most recently, Mr. Cottrell has been expanding his base of experience involving Phase I & II Environmental Site Assessments. He holds an Associate of Business degree in Science from Rutgers University (1967) and a Master of Science degree in Education Counseling from Trenton State College
(1972).


         Advisory Committee

     The Company intends to establish an Advisory Committee of not less than three nor more than five persons who will be appointed by the Board of Directors but not be members of the Board of Directors. The purpose of the Advisory
Committee will be to consult with Directors and Officers of the Company concerning factors affecting the Company's existing business and to provide advice and guidance with respect to proposed business. Management of the Company anticipates the Advisory Committee members will be business people from many different industries who will be able to review and evaluate the business of the Company, proposed business and to aid in the Company expansion and profitability.

     Members of the Committee will serve at the pleasure of the Board of Directors and receive compensation as determined from time to time by the Board. There are no understandings at this time regarding any compensation to be paid to members of the Advisory Committee. The Board has determined that members of the Advisory Committee will be reimbursed for all reasonable expenses associated with activities as a member of the Advisory Committee. The Board has also decided that if the Company should decide to avail itself of consulting services from any Advisory Committee members, it will negotiate fees paid to such member for his services. Management believes that such fees, if paid, will be comparable with those fees paid to non-affiliates as negotiated in an arms-length transaction. Finally, the by-laws of the Company also provides for indemnification of Advisory Committee members to the same extent that Directors, Officers and Employees of the Company are indemnified. No members of the Advisory Board have been selected or elected.

Item 6. Executive Compensation.

     The Company did not pay any Officer or Director in excess of $60,000 during the 12 months prior to September 30, 1998. The Company has capped all Officer's and Director's annual salaries at a $25,000 base. Additionally, the Company compensates responsible Employees with a 5% sales commission on new sales and 10% Profit Center commissions on their operations. Mr. Bluth and Mr. Micciche receive no Profit Center commissions. Each executive devotes full time to the business.

     Unless otherwise established by the Board of Directors, no compensation is paid to directors, as such, for their services. Nothing shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Long Term Incentive Plan

     The Company has adopted a Long Term Incentive Plan for 1998 (the "Plan"). The Plan is administered by the Board of Directors as a means of attracting and retaining key employees and compensating non-employee directors, consultants and others who perform services on behalf of the Company. Under the Plan, the Board of Directors may, from time to time, grant

     i.   Incentive Stock Options,
     ii.  Non-Qualified Stock Options,
     iii. Stock Unit,
     iv.  Restricted Stock, and
     v. Stock Appreciation Rights (collectively "Awards") to purchase up to 125,000 common shares to officers, directors, employees and consultants who render services to the Company. Awards under the Plan are granted at a reasonable price as determined by a subcommittee of Board of Directors. The Company has additionally adopted a 1999 plan for a total of 1.5 million additional Stock Options. To date both of these plans have been fully issued but none have been exercised.

Board of Directors

     Directors who are also officers of the Company currently do not receive salaries or fees for serving as directors of the Company. There are presently four (4) directors who are also officers serving on the Board. The Company intends to add outside directors to its Board in the future. Outside directors will receive compensation for their services. All directors are reimbursed by the Company for any expense incurred in attending Board meetings.


                           SUMMARY COMPENSATION TABLE


                                       Annual Compensation                       Long-Term Compensation



Name and
Principal                                                 Other       Restricted     Securities        LTIP         All
Position             Year      Salary ($)     Bonus ($)   Annual        Stock        Underlying        Payouts     Other
                                                          Compen-      Awards        Options/                     Compensation
                                                          sation         ($)         SARS                           ($)

Arnold Bluth, CEO   1999       25,000         0             0             0           1,500,000          0           0
(1)                 1998       85,000         0             0             0           0                  0           0

Ernie Micciche, CFO 1998       25,000         0             0             0           0                  0           0
                    1997       25,000         0             0             0           0                  0           0

     (1) Arnold Bluth has served as CEO from November 1998 to present.

     (2) Ernie Micciche served as CEO of the Company from October 1995 to November 1998. He now serves as CFO of the Company.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR


                                                            Percent of Total
                                Number of Securities        Options/SARs
                                Underlying Options/SARs     Granted to Employees     Exercise or
Name                                  Granted               in Fiscal Year        Base Price ($/Sh) Expiration Date

Arnold Bluth, CEO                     1,500,000                                       0.25          November 1, 2003

Ernie Micciche, CFO                    500,000                                        0.25          November 1, 2003




               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES


                                                                      Number Of Securities          Value Of
                                Shares Acquired                       Underlying Unexercised        Unexercised
                                On Exercise (#)  Value Realized ($)   Options/SAR's                 In-The-Money
Name                                                                  At FY-End (#)                 Options/SAR's
                                                                      Exercisable/ Unexercisable    At FY-End (#)
                                                                                                    Exercisable/ Unexercisable
Arnold Bluth, President                0                 0            1,600,000 exercisable

Ernie Micciche                         0                 0             500,000 exercisable

Item 7. Certain Relationships and Related Transactions.

     On March 31, 1997, the Company issued 300,000 shares of Common Stock to Tracey Sepe, Esq., daughter of Founder, Louis Sepe, in consideration of legal services she provided in conjunction with the Company's acquisition of US Lead Training Institute.

     On November 21, 1998 the Company issued 500,000 Employee Stock Options each to Ernie Micciche and Arnold Bluth, as well as 250,000 Employee Stock Options each to Geoffrey McCormick, James Proctor, Brian Clark, and Bruce Newman, in consideration of a 50% reduction in their respective base salaries, going forward from that date. These options are exercisable at $0.125 per share and vest 1/5 each year over a period of five years, at which time they expire. On the same date, the Company granted 46,250 shares of common stock each to Ernie Micciche and Arnold Bluth, in consideration of a retroactive 50% reduction in their respective base salaries that commenced in May 1998.


Item 8. Description of Securities.

     Certified Environmental Group, Inc. authorized capital stock consists of 25,000,000 shares of Common Stock with $0.01 par value per share and 1,000,000 shares of Preferred Stock with $0.001 par value per share.

Common Stock

     The holders of Common Stock,

          i. have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors;

          ii. are entitled to share ratably in all of the assets of the company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the company;

          iii. do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto;

          iv. and are entitled to one non-cumulative vote per share in person or by proxy on all matters on which stockholders may vote at all meetings of stockholders.

     All outstanding shares of Common Stock are fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting at an election of Directors, can elect all of the Directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Directors.

Preferred Stock

     The Company is authorized to issue 1,000,000 shares of Preferred stock, with $0.001 par value per share. The Preferred stock is non-voting upon issuance. The Board of Directors has the authority, without further vote or action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock should these shares convert to Common Stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. The Company has no present plans to issue any additional shares of Preferred Stock, after this Offering.

Stock Options

     The Company has issued two plans for employee stock options; one for 125,000 share options; and the other for 2.0 million share options, totaling 2,125,000.

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters.

     Certified Environmental Group, Inc. authorized capital stock consists of 25,000,000 shares of Common Stock with $0.01 par value per share and 1,000,000 shares of Preferred Stock with $0.01 par value per share. Currently, there are 9,105,555 shares of Common Stock issued and outstanding to approximately 500 holders of record. In addition, there are 500,000 shares of Preferred Stock issued and are outstanding to 1 holder of record. The Company's Common Stock is currently traded on the Over the Counter Bulletin Board, under the symbol "CENV".

MARKET PRICE

The following table provides a summary of the high and low sales prices of the Company's Common Stock for each quarter since the shares began trading, up to the second quarter of 1999:

               Period                                  High                                   Low
                                                     ($/shr.)                               ($/shr.)

                                              Ask                  Bid                 Ask           Bid
2nd Quarter 1998*                             1.25                 0.75                1.25          0.75
3rd Quarter 1998                              2.00                 1.00                0.48          0.25
4th Quarter 1998                              0.48                 0.25                0.48          0.12
1st Quarter 1999                              0.75                 0.50                0.25          0.12
2nd Quarter 1999                              1.02                 0.82                0.53                 0.25

* First quarter in which the Company's Common Stock was traded.


DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. However, it is the intention of the Board of Directors to distribute dividends that are above the industry average. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions. The Company does not intend to make such dividend distributions until it has retired its bank lines of credit and redeemed or converted all of its Preferred Stock. Of course, the Company shall pay dividends to all Preferred shareholders based on the terms of said shares.

Item 2.  Legal Proceedings.

     The Company believes it is not a party to any litigation or other legal matter which might adversely affect the business plans herein. The law firm of Sichenzia, Ross & Friedman LLP, 135 West 50th Street, 20th Floor, New York, New York 10020, serves as the Company's General Counsel and SEC Legal Advisor.

Item 3.  Changes in and Disagreements With Accountants.

     Since the Company's inception, in October 1995, Stanton Remer, Certified Public Accountants, has been engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement.

Item 4.  Recent Sales of Unregistered Securities.

     On March 31, 1997, the Company completed an offering of 1,200,000 shares of its Common Stock, at $0.05 per share, for a total offering of $60,000. The offering was self-placed and registered in the state of New York under a 504 D exemption, based on the Company's qualification under that section as defined in the Securities Act of 1933.

     On December 31, 1997, the Company completed an offering of 100,000 units (comprising of 1 share of Common Stock and 10 warrants to purchase additional shares), at $1.00 per unit, for a total offering of $100,000. The offering was self-placed and registered in the state of New York under a 504 D registration exemption, based on the Company's qualification under that section as defined in the Securities Act of 1933.

     On February 17, 1999 the Company completed an offering of 1.5 million shares of its Common Stock, at $0.10 per share, for a total offering of $150,000. The offering was self-placed and registered in the state of New York under a 504 D registration exemption, based on the Company's qualification under that section as defined in the Securities Act of 1933. However, 850,000 of the offered shares were sold to promoters who refused to honor their subscription receivable and make payment after selling all of their shares. Consequently, the Company received only $65,000 of the expected proceeds from the offering. The Company is seeking certain legal remedies collectively against these promoters, including but not limited to action under Section 16(b) of the Securities Exchange Act, for approximately $2 million dollars.

     On March 1, 1999 the Company filed an offering memorandum in the State of New York to sell 170,000 shares of its preferred convertible stock at $5.00 per share, pursuant to a 504 D registration exemption. Each of the offered Preferred Stock shares are convertible to fifteen shares of Common Stock at 75% of the Common Stock bid price at the time of conversion. The company intends to close this offering upon the filing of this Form SB10. To date the Company has sold 170,000 shares of preferred stock for a total of $850,000. To date all 170,000 preferred shares have been converted into 2,550,000 shares of common stock

Item 5.  Indemnification of Directors and Officers.

     At present the Company has not entered into individual indemnity agreements with its Officers or Directors. However, the Company's by-laws and Certificate of Incorporation provide a blanket indemnification that the Company shall indemnify, to the fullest extent under Delaware law, its directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of directors and officers to the Company and its stockholders for monetary damages will be limited.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.



                                    Part F/S
Financial Statements

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                                    Part III

Item 1.  Index to Exhibits.

The following is an index of Exhibits which will be filed by Amendment.

1.1  Articles of Incorporation
1.2  Certificate of Amendment of Articles of Incorporation.
2.1  Bylaws.
3.1  Commercial Lease for Property at 509 Route 168, Turnersville, New Jersey 08012.
3.2  Commercial Lease for Property at 365 Avenue U, Brooklyn, New York 11223.
3.3  Commercial Lease for Property at 225 Broadway, New York, New York 10022.
4.1  Financial Data Schedule.

Item 2.  Description of Exhibits.

Not Applicable

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Certified Environmental Group, Inc.
                                            (Registrant)


Date: October 5,1999                   By: /s/ Ernie Micciche
                                           Ernie Micciche,
                                           Treasurer and Chief Financial Officer

                       Certified Environmental Group, Inc.

                          Index to Financial Statements





                                                                                                 Page
         Accountant's Report(s)

         Balance Sheets as of September 30, 1997 &
         September 30, 1998                                                                      F-2 & 3

         Statement of Income for years ended September 30, 1997
         & September 30, 1998                                                                    F-4

         Statement of Changes in Stockholder's Equity                                            F-6

         Statement of Changes in Cash Flow for year ended
         September 30, 1997 & September 30, 1998                                                 F-7

         Notes to Financial Statements                                                           F-8-10

         Balance Sheets as of June 30, 1998 & June 30, 1999                                      F-11

         Statement of Income for the Nine Months ended June 30, 1998 &
         for the Nine Months ended June 30, 1999                                                 F-12

         Statement of Cash Flows for the Nine Months ended June 30, 1998
         & for the Nine Months ended June 30, 1999                                               F-13

         Notes to Financial Statements                                                           F-14


Board of Directors
Certified Environmental Group, Inc.

     I have audited the accompanying balance sheet of Certified Environmental Group, Inc. as of September 30, 1998 and the related statement of earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certified Environmental Group, Inc. at September 30, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



May 13, 1999
                                                                 /s/ Aaron Stein
                                                                     Aaron Stein
                                                     Certified Public Accountant

                       Certified Environmental Group, Inc.
                                  Balance Sheet
                                  September 30,


 ASSETS                                                                   1998           1997

Cash .............................................................   $    64,723    $   136,121
Accounts Receivable ..............................................     2,656,900      2,116,617
Advances .........................................................         3,100          3,100
Securities .......................................................       115,000        115,000
Prepaid Expenses .................................................        82,352          9,252
                                                                     -----------    -----------
   Total Current Assets ..........................................     2,922,075      2,380,090
                                                                     -----------    -----------
Fixed Assets
Furniture & Equipment ............................................        57,054         57,054
Field Equipment ..................................................       127,095         62,889
Leasehold Improvements ...........................................        35,185         33,996
                                                                     -----------    -----------
Less Accumulated Depreciation ....................................       (67,988)       (20,101)
                                                                     -----------    -----------
   Total Fixed Assets ............................................       151,346        133,838
Other Assets
Goodwill, (net of amortization) ..................................       220,024        451,589
Licenses (net of amortization) ...................................       276,524        221,494
Offering Costs ...................................................        75,018         43,449
                                                                     -----------    -----------
   Total Other Assets ............................................       571,566        716,532
                                                                     -----------    -----------

         Total Assets ............................................   $ 3,644,987    $ 3,230,460
                                                                     ===========    ===========

LIABILITIES & SHAREHOLDER'S EQUITY

Current Liabilities
Accounts Payable & Accrued Equity ................................   $    68,916    $   403,985
Notes Payable -Current Portion of Term Loan ......................       321,420            -0-
Notes Payable - Bank .............................................     2,069,673      1,870,728
                                                                     -----------    -----------
   Total Current Liabilities .....................................     2,460,009      2,274,713
                                                                     ===========    ===========
Long-term liabilities
Long-term Debt - Term Loan .......................................        53,575           --
Deferred Income Taxes Payable ....................................       273,529        152,125
                                                                     -----------    -----------
   Total Long-term Debt ..........................................       327,104        152,125
                                                                     -----------    -----------
      Total Liabilities ..........................................     2,787,113      2,426,838
                                                                     -----------    -----------
Shareholder's Equity:
  Common Stock, 10,000,000 shares ................................        44,000         43,000
authorized par value $.01; 4,400,000 shares issued and outstanding as of September 30, 1998
   Preferred Stock, 1,000,000 shares .............................         5,000            -0-
authorized par value $.01; 500,000 shares issued and outstanding as of September 30, 1998
  Paid in Capital ................................................       362,272        496,126
  Retained Earnings ..............................................       446,602        264,496
                                                                     -----------    -----------
  Total Shareholder's Equity .....................................       857,874        803,622
                                                                     -----------    -----------

Total Liabilities & Shareholder's Equity .........................   $ 3,644,987    $ 3,230,460
                                                                     ===========    ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                       Certified Environmental Group, Inc.
                               Statement of Income
                        For the Year Ended September 30,



                                                           1998         1997

Revenue .............................................   $7,499,843   $5,208,996
Direct Expenses .....................................    5,430,558    4,228,338
                                                        ----------   ----------

Gross profit ........................................    2,069,285      980,658

General Selling & Administrative Costs ..............    1,162,968      454,873
                                                        ----------   ----------

Earnings before Depreciation, Amortization & Interest
Expense .............................................      906,317      525,785
                                                        ----------   ----------

    Interest expense ................................      536,239      209,715
    Depreciation and amortization ...................       66,568       54,414
                                                        ----------   ----------
                                                           602,807      264,129
Earnings before Income Tax ..........................      303,510      261,656

Provision for Federal & State Income Taxes ..........      121,404       98,125
                                                        ----------   ----------

Net earnings ........................................   $  182,106   $  163,531
                                                        ==========   ==========



Earnings Per Share of Common Stock ..................   $     0.04   $     0.04
                                                        ==========   ==========

               See Accompanying Notes to the Financial Statements

                       Certified Environmental Group, Inc.
                  Statement of Changes in Stockholders' Equity
                          Year Ended September 30, 1998

                                 Common Stock     Additional
                              Shares     Amount   Paid In       Retained
                                                  Capital       Earnings

September 30, 1996 .....   3,000,000   $  30,000   $ 482,376    $ 100,965


Issuance of stock for
   Acquisition of Kinsey
   Industrial 3/19/97 ..     100,000       1,000        --           --

Sale of Common Stock
   at $.05 per share net
   at cost of Offering .   1,200,000      12,000      13,750         --


Net Eamings ............        --          --          --      $ 163,531
                           ---------   ---------   ---------    ---------


September30, 1997 ......   4,300,000   $  43,000   $ 496,126    $ 264,496

Sale of Common Stock
  At $1.00 per share net
  Of cost of offering;
  Offered 10.97 ........      10,000   $   1,000      84,000         --

Devaluation of Asset ...        --          --      (217,854)        --

Net Earnings 1998 ......      ______     _______   _________    $ 182,106
                                                                ---------

September 30, 1998 .....   4,310,000   $  44,000   $ 362,272    $ 446,602

               See Accompanying Notes to the Financial Statements

                       Certified Environmental Group, Inc.
                       Statement of Changes in Cash Flows
                                 September 30th

                                                        1998         1997
Cash Flows From Operating Activities:

Net Earnings ......................................   $ 182,106    $ 163,531
                                                      ---------    ---------
Adjustments to reconcile net earnings to net
   cash provided by operating activities:

Depreciation and amortization .....................      66,568       54,414
Changes in operating assets and liabilities
   Accounts receivable ............................    (540,283)    (817,553)
   Prepaid expenses and other current assets ......     (73,100)     (19,210)
   Accounts payable and accrued payroll ...........    (335,069)     228,635
   Deferred income taxes ..........................     121,404       98,125
                                                      ---------    ---------

Total adjustments .................................    (760,480)    (455,589)
                                                      ---------    ---------

Net cash provided by operating activities .........    (578,374)    (292,058)

Cash Flows From Investments .......................                 (115,000)
   Capital expenditures ...........................     (65,395)     (87,190)
   Investment in sub and licensures ...............     (91,569)    (346,961)
                                                      ---------    ---------

Net cash used in Investments ......................    (156,964)    (549,151)
                                                      ---------    ---------

Cash Flows From Financing Activities:
   Notes payable - affiliate ......................    (100,000)     100,000
   Sale of common stock ...........................      85,000       13,000
   Issuance of Preferred Stock ....................       5,000          -0-
   Net borrowings from short term debt arrangements     620,365      809,262
   Long Term Portion of Term Loan .................      53,575          -0-

Net cash provided by financing activities .........     663,940      922,262

Net decrease in cash ..............................     (71,298)      81,053

Cash, beginning of year ...........................     136,121       55,068
                                                      ---------    ---------
Cash, end of year .................................   $  64,723    $ 136,121
                                                      =========    =========

Supplemental Cash Flow Disclosures:
   Cash paid for:
   Income Tax .....................................         -0-          -0-
                                                      ---------    ---------
   Interest expense ...............................   $ 536,239    $ 209,715
                                                      =========    =========


               See Accompanying Notes to the Financial Statements

                       Certified Environmental Group, Inc.
                          Notes to Financial Statements
                               September 30, 1998


1. Organization and Nature of Business

     Certified Environmental Group, Inc. is in the business of providing environmental services to the private sector, and governmental agencies. The Company specializes in lead and asbestos detection, abatement, and remediation and provides other environmental consulting services, including asbestos inspections, management plans, environmental inspections, site assessments. In addition, the Company conducts worker safety and awareness courses in lead abatement and detection. The Company was incorporated in the State of Delaware as U.S. Lead Control, Inc. and reorganized through a merger as Certified Environmental Group, Inc. in August 1996.

2. Summary of Accounting Policies

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (five years) or, where applicable, the terms of the respective leases, whichever is shorter. Depreciation and amortization of property and equipment charged to operations was $47,887 for the year ended September 30, 1998.

     Financial Instruments

     The carrying amounts reported in the balance sheet for cash and short-term borrowings approximate their fair market values.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Income Taxes

     The Company reports for financial reporting purposes on the accrual basis. However, for income tax reporting purposes, the Company prepares its tax returns on the cash basis. This temporary difference gives rise to a short term deferred tax liability in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes." Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

                       Certified Environmental Group, Inc.
                          Notes to Financial Statements
                                September 30,1998

2. Summary of Accounting Policies -- (Continued)

    Intangibles

    Intangibles are amortized on a straight-line basis over a period of eighteen years. Such life is periodically reviewed by management in order to assess its adequacy. When, in the opinion of the Company's management, a permanent diminution in the value has occurred, the amount of the diminution would be included in the statement of earnings. These intangible assets consist of the following:

                                                                                Amounts Net of Amortization
  License for Patented Phase Zero Environmental
    Technology & Seven Environmental Training Licenses                                 $276,524
  Goodwill - purchase of U.S. Lead Training Institute                                  $220,024

3. Note Payable

     The Company maintains a credit facility with a commercial finance company. Advances under the credit facility are limited to 80% of accounts receivable which are less than 91 days from the date of invoice. The credit facility bears interest at the prime rate of interest plus 2%. In addition, the commercial finance company charges a collection processing fee of 2% of the face value of each invoice. The credit facility is collateralized by all accounts receivable of the Company. At September 30, 1998, the Company had additional availability of approximately $430,327 under the credit facility.

     The Company has a 14 month term loan through 12/1/99 with a commercial lending institution at 8 & 1/2 % annual interest.

4. Commitments

     The Company leases its administrative offices under operating leases expiring in various years through September 30, 2000.

     Minimum future rental payments under non-cancellable operating leases as of September 30, 1998 were as follows:

     For the Month Ended September 30,            Amount

         1999                                     19,303
         2000                                     19,884
                                                  ------
         Total                                $   39,192

                       Certified Environmental Group, Inc.
                          Notes to Financial Statements
                               September 30, 1998




Subsequent Events

     In October 1997, the Company offered for sale 100,000 units for $1.00 per unit. Each unit consists of one (1) share of common stock and three (3) Class A convertible warrants, which convert at $1.25 per share and 3 Class B convertible warrants, which convert at $1.50 per share. This offering was closed upon the completion of the sale of 100,000 units on December 8, 1997. On October 31, 1998 the Company cancelled both the A & B warrants. None of these warrants had been exercised.

     On December 12, 1997 the Company filed a 15C-211 application with the NASD to allow the trading of its securities on the Electronic Bulletin Board, and commenced trading in June 1998.

     On August 8, 1998, the Company issued 500,000 of its Preferred Stock (non-voting) 8 &1/2% coupon ($.01 par value) to a financial institution in favor of certain lending arrangements. This stock has a mandatory redemption @ $1.00 per share on December 31, 1999.

                       Certified Environmental Group, Inc.
                                  Balance Sheet
                                    June 30,


         ASSETS                                                            1998         1999

Cash .............................................................   $   114,459    $     7,942
Accounts Receivable ..............................................     1,372,895      2,374,889
Advances .........................................................         3,100         35,169
Securities .......................................................       115,000        115,000
Prepaid Expenses .................................................        82,352        482,352
                                                                     -----------    -----------
   Total Current Assets ..........................................     1,687,806      3,015,352
                                                                     -----------    -----------
Fixed Assets
Furniture & Equipment ............................................        57,054         57,054
Field Equipment ..................................................       127,095        147,199
Leasehold Improvements ...........................................        35,185         45,185
                                                                     -----------    -----------
Less Accumulated Depreciation ....................................       (53,767)      (106,414)
                                                                     -----------    -----------
   Total Fixed Assets ............................................       165,567        143,024
Other Assets
Goodwill, (net of amortization) ..................................       225,024        215,024
Licenses (net of amortization) ...................................       283,024        270,024
Offering Costs ...................................................        75,018        205,459
                                                                     -----------    -----------
   Total Other Assets ............................................       583,066        690,507
                                                                     -----------    -----------
          Total Assets ...........................................   $ 2,436,439    $ 3,848,883
                                                                     ===========    ===========

         LIABILITIES & SHAREHOLDER'S EQUITY
         Current Liabilities
Accounts Payable & Accrued Equity ................................   $    52,109    $   130,773
Notes Payable -Current Portion of Term Loan ......................           -0-        179,025
Notes Payable - Bank .............................................     1,098,316      1,809,376
                                                                     -----------    -----------
   Total Current Liabilities .....................................     1,150,425      2,119,174
                                                                     -----------    -----------

         Long-term Liabilities
Long-term Debt - Term Loan .......................................           -0-            -0-
Deferred Income Taxes Payable ....................................       322,674        479,929
                                                                                    -----------
   Total Long-term Debt ..........................................       322,674        479,929
                                                                     -----------    -----------
      Total Liabilities ..........................................     1,473,099      2,599,103
                                                                     -----------    -----------

Shareholder's Equity:
  Common Stock, 10,000,000 shares ................................        44,000         65,555
authorized par value $.01; 4,400,000 shares issued and outstanding as of September 30, 1998
   Preferred Stock, 1,000,000 shares .............................           -0-          5,000
authorized par value $.01; 500,000 shares issued and outstanding as of September 30, 1998
  Paid in Capital ................................................       581,126        422,272
   Retained Earnings .............................................       338,214        756,953
                                                                     -----------    -----------
 Total Shareholder's Equity ......................................       963,340      1,249,780
                                                                     -----------    -----------
Total Liabilities & Shareholder's Equity .........................   $ 2,436,439    $ 3,848,883
                                                                     ===========    ===========

                                      F-11

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                       Certified Environmental Group, Inc.
                               Statement of Income
                            Nine Months Ended June 30




                                                            1998         1999

Revenue .............................................   $3,894,800   $7,244,607
Direct Expenses .....................................    3,206,323    5,129,688
                                                        ----------   ----------

Gross profit ........................................      688,477    2,124,919

General Selling & Administrative Costs ..............      368,049    1,050,767
                                                        ----------   ----------

Earnings before Depreciation, Amortization & Interest
         Expense ....................................      320,428    1,074,152

    Interest expense ................................      156,750      507,475
    Depreciation and amortization ...................       40,815       49,926
                                                        ----------   ----------
                                                           197,565      557,401
                                                        ----------   ----------
Earnings before Income Tax ..........................      122,863      516,751

Provision for Federal & State Income Taxes ..........       49,145      206,400
                                                        ----------   ----------

Net earnings ........................................   $   73,718   $  310,351
                                                        ==========   ==========



Earnings Per Share of Common Stock ..................   $     0.02   $     0.05
                                                        ==========   ==========


               See Accompanying Notes to the Financial Statements

                       Certified Environmental Group, Inc.
                             Statement of Cash Flow
                           Nine Months Ended June 30th


                                                         1998         1999
Cash Flows From Operating Activities:

Net Earnings ......................................   $  73,718    $ 310,351
Adjustments to reconcile net earnings to net
   cash provided by operating activities:

Depreciation and amortization .....................      40,815       49,926
Changes in operating assets and liabilities
   Accounts receivable ............................     743,722      282,011
   Prepaid expenses and other current assets ......     (73,100)    (545,955)
   Accounts payable and accrued payroll ...........    (351,876)      61,857
   Deferred income taxes ..........................      49,145      206,400
                                                      ---------    ---------

Total adjustments .................................     408,706       54,239

Net cash provided by operating activities .........     482,424      364,590

Cash Flows From Investments
   Capital expenditures ...........................     (64,206)     (30,104)
   Investment in sub and licensures ...............     247,532         -0-
                                                      ---------    ---------
Net cash used in Investments ......................     183,326      (30,104)

Cash Flows From Financing Activities:
   Notes payable - affiliate ......................    (100,000)         -0-
   Sale of common stock ...........................      85,000       60,000
                                                                   ---------
   Issuance of Preferred Stock ....................         -0-        5,000
   Net borrowings from short term debt arrangements    (672,412)    (402,692)
   Long Term Portion of Term Loan .................         -0-      (53,575)
                                                      ---------    ---------

Net cash provided by financing activities .........    (687,412)    (391,267)

Net decrease in cash ..............................     (21,662)     (56,781)

Cash, beginning of year ...........................     136,121       64,723
Cash, end of year .................................     114,459        7,942
                                                      =========    =========

Supplemental Cash Flow Disclosures:
   Cash paid for:
   Income Tax .....................................        -0-         -0-
                                                      ---------    ---------
   Interest expense ...............................   $ 156,750    $ 507,475
                                                      =========    =========



               See Accompanying Notes to the Financial Statements

                       Certified Environmental Group, Inc.
                          Notes to Financial Statements
                                  June 30, 1999


1. Organization and Nature of Business

     Certified Environmental Group, Inc. is in the business of providing environmental services to the private sector, and governmental agencies. The Company specializes in lead and asbestos detection, abatement, and remediation and provides other environmental consulting services, including asbestos inspections, management plans, environmental inspections, site assessments. In addition, the Company conducts worker safety and awareness courses in lead abatement and detection. The Company was incorporated in the State of Delaware as U.S. Lead Control, Inc. on November 24, 1992 and reorganized through a merger as Certified Environmental Group, Inc. in August 1996.

2. Summary of Accounting Policies

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (five years) or, where applicable, the terms of the respective leases, whichever is shorter. Depreciation and amortization of property and equipment charged to operations was $38,426 for the nine months ended June 30, 1999.

     Financial Instruments

     The carrying amounts reported in the balance sheet for cash and short-term borrowings approximate their fair market values.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Income Taxes

     The Company reports for financial reporting purposes on the accrual basis. However, for income tax reporting purposes, the Company prepares its tax returns on the cash basis. This temporary difference gives rise to a short term deferred tax liability in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes." Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

                       Certified Environmental Group, Inc.
                          Notes to Financial Statements
                                  June 30, 1999

2. Summary of Accounting Policies -- (Continued)

    Intangibles

    Intangibles are amortized on a straight-line basis over a period of eighteen years. Such life is periodically reviewed by management in order to assess its adequacy. When, in the opinion of the Company's management, a permanent diminution in the value has occurred, the amount of the diminution would be included in the statement of earnings. These intangible assets consist of the following:

                                                                       Amounts Net of Amortization
  License for Patented Phase Zero Environmental
    Technology & Seven Environmental Training Licenses                          $276,524
  Goodwill - purchase of U.S. Lead Training Institute                           $220,024

3. Note Payable

     The Company maintains a credit facility with a commercial finance company. Advances under the credit facility are limited to 80% of accounts receivable which are less than 91 days from the date of invoice. The credit facility bears interest at the prime rate of interest plus 2%. In addition, the commercial finance company charges a collection processing fee of 1% of the face value of each invoice. The credit facility is collateralized by all accounts receivable of the Company. At June 30, 1999, the Company had additional availability of approximately $0.00 under the credit facility.

     The Company has a 14 month term loan through 12/1/99 with a commercial lending institution at 8.5 % annual interest.